VIA EDGAR AND BY HAND
October 21, 2005
Karen J. Garnett
Geoffrey Ossias
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549-4561

Re:	Cogdell Spencer Inc.
Second Amendment to Registration Statement on Form S-11
Filed October 11, 2005
Third Amendment to Registration Statement on Form S-11
Filed October 14, 2005
Additional response letters dated October 11 and 12, 2005
File No. 333-127396
Dear Ms. Garnett/Mr. Ossias:
On behalf of our client, Cogdell Spencer Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated October 20, 2005 (the “October 20 Letter”) and the additional comment provided by the Staff telephonically on October 21, 2005, with respect to Amendment No. 2 to the Registration Statement (the “Registration Statement”) on Form S-11 (Registration No. 333-127396) filed by the Company on October 11, 2005 and Amendment No. 3 to the Registration Statement filed by the Company on October 14, 2005, with the response to the telephonic comment following immediately thereafter. The responses to the Staff’s comments are set out in the order in which the comments were set out in the October 20 Letter and are numbered accordingly, with the response to the telephonic comment following immediately thereafter.
We have enclosed with this letter a marked copy of Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement. Unless otherwise indicated, page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 4.

October 21, 2005

Summary, page 1
Conflicts of Interest, page 13
1.	We note your response to prior comment 7 and have the following additional comments:
•	On page 5, in your summary risk factors, please make it clear that the consideration to be received by the underwriter affiliates relates to your proposed line of credit and not to the offering itself;

•	On pages 13 and 38, please revise your discussion to remove the statement that the due diligence review will not be affected by the underwriters’ involvement with your line of credit. This is a conclusion that you are not in a position to make. Instead, you should describe risk associated with the possibility that the underwriters’ due diligence could in fact be undermined by their involvement in a substantial line of credit. In this regard, we note that the due diligence risk is distinct from the risk of an artificially high price recommendation.

•	In revising your disclosure, please quantify the principal amount upon which the fees will be based and make it clear, from page 66, that the line could grow to as much as $250 million and that this would, presumably, lead to the payment of additional fees.

In response to this Comment, we advise the Staff as follows:
•	With respect to the first bullet, on page 5, we have clarified the summary risk factor disclosure as requested. In addition, we have made a similar revision to the risk factor on page 38 previously entitled “Risk Factors—Risks Related to the Offering—Certain of our underwriters and their affiliates will receive benefits in connection with this offering.”

•	In response to the second bullet, we have revised the disclosure on page 13 to include the requested information. In addition, we have made a similar revision to the risk factor on page 30 previously entitled “Risk Factors—Risks Related to the Offering—Certain of our underwriters and their affiliates will receive benefits in connection with this offering.”

•	In response to the third bullet, we have revised the disclosure on page 13 to include the requested information.
Risk Factors, page 19
2.	We note your response to prior comment 29 and reissue the comment. That your executives are not at this time subject to non-disclosure and non-solicitation provisions appears to present a material risk to the company, including the potential for conflict of interest. Also,

October 21, 2005

please explain why you opted not to subject your executives to standard non-disclosure and non-solicitation provisions.

In response to this Comment, we respectfully refer the Staff to the disclosure that appears under the heading “Management—Employment Agreements” on page 97 that provides in relevant part that it is within the Company’s sole discretion whether to subject the relevant employees to the non-competition, non-disclosure and non-solicitation provisions described in that section and that this discretionary period applies only following the termination of employment. Accordingly, it is clear that immediately upon closing of the offering and the execution of the employment agreements, the executives will be subject to these provisions. We have added clarifying language to the risk factor entitled “Risk Factors—Risks Related to Our Organization and Structure—We may pursue less vigorous enforcement of terms of contribution and other agreements because of conflicts of interest with certain of our officers” on page 33. We further advise the Staff supplementally that we have been advised by the Company’s North Carolina counsel that post-termination restrictive covenant provisions of the type included in the employment agreements are enforceable under the laws of that state only upon payment of additional consideration. Thus, the employment agreements have been structured to comply with this aspect of North Carolina law. Therefore, we do not believe that there is any material risk to the Company in light of the fact that these additional severance payments, and therefore enforcement of the restrictive covenants, are within the sole discretion of the Company and will only be an issue post-termination.
Risks Related to Our Debt Financings, page 29
Our unsecured line of credit..., page 31
3.	We note from Exhibit 10.18 that you have received a summary of terms and a mandate letter related to your anticipated line of credit. Please file these as exhibits to your registration statement and discuss the financial covenants in more detail here.

In response to this Comment, we have filed the referenced documents as exhibits to the registration statement. See Exhibit 10.18. In addition, we have revised the disclosure to include a more detailed discussion relating to the financial covenants in the referenced risk factor entitled “Risk Factors—Risks Related to Our Debt Financings—Our credit facility will contain financial covenants that could limit our operations and our ability to make distributions to our stockholders” on page 31. In addition, we have expanded the disclosure that appears under the caption, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unsecured Credit Facility” on page 67 to include additional detail relating to financial covenants.

October 21, 2005

Risk Related to Our Organization and Structure, page 31
The agreements relating to the consolidation..., page 36
4.	Please revise the title of this risk factor to reflect risk related to your inability to obtain lender consents on four properties prior to the close of this offering. Also, please revise your discussion to quantify the prepayment penalties and estimated closing costs associated with refinancing these four loans. If you anticipate incurring a higher interest rate, please discuss that as well. In the event that you choose to transfer the properties without consents, please discuss the ramifications, including breach of your loan agreement and possible acceleration of your obligations. Finally, if any of these costs are material, please discuss them in your section on liquidity.

In response to this Comment, we have revised the title of the referenced risk factor. In addition, we have quantified the prepayment penalties and estimated closing costs associated with refinancing these four loans and have included this disclosure in this risk factor. With regard to the higher interest rate, the Company does not believe that it would incur a higher overall interest rate if it were forced to refinance these four loans. We have also revised the disclosure to include a discussion relating to the ramifications if we choose to transfer properties without the referenced consents. In addition, we note that as indicated in the revised disclosure, the prepayment penalties and refinancing costs only total approximately between $3.1 and $3.2 million and thus we do not believe these costs are material in that they represent less than 3% of the gross proceeds raised in the offering and approximately 1% of the total asset value of the Company.
Distribution Policy, page 43
5.	We note your response to prior comment 14. Please confirm that footnote 10 is in the proper place. It appears to provide an explanation for investing activities, not financing activities.

In response to this Comment, we believe that footnote 10 is correctly placed. Principal amortization payments are clearly defined as cash used in financing activities in FASB Statement of Accounting Standard 95, paragraph 20.

6.	Please revise the table on page 45 to clearly present the shortfall of cash available for distribution for the 12 months ending June 30, 2006. In a footnote disclose how you expect to make up this shortfall. If you anticipate using your line of credit please confirm to us that you have a binding commitment and tell us if there are any covenants that would prevent you from using proceeds from the line of credit to fund distributions. We note that on page 66 you indicate that there are limitations on your ability to make distributions to stockholders.

In response to this Comment, in the table under the caption “Distribution Policy” on page 45, we have revised the disclosure to add an additional line item entitled “Distribution Shortfall” reflecting the aggregate amount of the referenced shortfall. We have further revised the

October 21, 2005

disclosure to include a new footnote relating to how the Company expects to make up the shortfall. In addition, we wish to advise the Staff supplementally that we have been advised by the Company that it does not expect any covenants in its credit facility to prevent the Company from using proceeds from the credit facility to fund its initial distributions as described in the Registration Statement under “Distribution Policy.”
Liquidity and Capital Resources, page 61
7.	We note your response to prior comment 20. Please further revise the disclosure under “Short-Term Liquidity Needs” to explain the reasons why capital expenditures for the first six months of 2005 are unusually low.

In response to this Comment, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Short-Term Liquidity Needs” on page 63, we have added an explanation as to why capital expenditures for the first six months of 2005 were low relative to other periods.

8.	Please discuss the expected acquisition disclosed in footnote 3 on page 80. Please disclose whether you have entered into a binding agreement for this acquisition and, if so, please file it as an exhibit to this registration statement.

We wish to advise the Staff supplementally that the Company has not yet entered into a binding agreement for the referenced acquisition but has reached an oral agreement in principle with the current owner of the referenced JV interest to purchase such interest.
Business and Properties, page 74
Development Opportunities, page 80
9.	We note your response to prior comment 27. On page 81, please revise your tabular disclosure to indicate your percentage interest in each project.

In response to this Comment, in the table under the caption “Business and Properties—Development Opportunities” on page 82, we have added footnote disclosure that describes the minimum interest of the Company in each joint venture and explains that the Company’s actual interest will not be determined until sales of the equity interests in each venture are completed.
Structure and Formation of Our Company, page 111
Valuation of Existing Entities, page 112
10.	We note that under your capitalization rate analysis you valued your existing entities at $358.1 million. We further note, from your correspondence dated October 11, 2005, that you have since decided to eliminate references to this figure and to the “equity value” being contributed to you. Please explain to us the difference between the $358.1 million figure

October 21, 2005

and the $143 million in “equity value” being contributed to you. If the capitalization rate methodology resulted in a value of $358.1 million, it is not clear why you believe it would be appropriate to omit this number from the prospectus. Also, please disclose the date you performed your valuation analysis.

In response to this Comment, as discussed with the Staff, we have revised the disclosure under the captions “Summary—Formation Transactions” on page 8 and “Structure and Formation of Our Company—Consolidation Transaction—Valuation of Existing Entities” on page 113 to reflect that the $358.1 million figure represents the gross value of the assets determined by the capitalization rate analysis. The Company deducted from this gross value the principal amount of outstanding debt and the cost of capital expenditures that were scheduled through 2006 to arrive at the equity value of the contribution to the Company.
Unaudited Pro Forma Information, pace F-2
11.	Please revise to include pro forma EPS data on the face of the pro forma consolidated statements of operations. For reference see Rule 11-02(b)(7) of Regulation S-X.

In response to this Comment, in the Unaudited Pro Forma Information, we have included the pro forma EPS data on the face of the pro forma consolidated statements of operations
Information Not Required in Prospectus
Exhibits
12.	Please file the “put” assignment agreement, described on page 81, as an exhibit to the next amendment. We must review this agreement before the registration statement is declared effective and we may have additional comments based on our review. If this agreement is not available to be filed with the next amendment, please tell us why. We note that the agreement was executed before the registration statement was filed.

In response to this Comment, we have included the put assignment agreement as an exhibit to the Registration Statement. See Exhibit 10.20.

13.	Please file the exhibits to the merger agreement contained in Exhibit 10.6, including Exhibit C, listing consideration to be received by the owners of Cogdell Spender Advisors. We may have further comment.

In response to this Comment, we have filed the exhibits to the merger agreement, including Exhibit C. See Exhibit 10.6.

14.	Please file the executed investor information pages incorporated by your subscription agreements contained in Exhibit 10.12 and 10.13. With respect to the information pages

October 21, 2005

associated with Exhibit 10.14, please file a form of the agreement, provide us with a list of investors and the consideration they are to receive, and confirm that you are not relying on a formula for purposes of determining the number of shares or OP units to be received by your contributors after the close of this offering. Finally, please explain the reference, in Section 53 of these agreements, to the “Expiration Time.”

In response to this Comment, as we discussed with the Staff, we will include as an exhibit to the Registration Statement the completed investor information pages with respect to Exhibits 10.12 and 10.13 which cover the contributions of Messrs. Cogdell and Spencer. With respect to Exhibit 10.14, as we discussed with the Staff, we have not included the investor information pages because that will result in disclosure of the names of all of the individual limited partners and their ownership interests and other financial information. We believe this disclosure will adversely impact the privacy rights and expectations of these people. With respect to Exhibit 10.14, we have, however, included a form of the Consent and Election Form with this Exhibit. In addition, we wish to reconfirm to the Staff that the Company is not in any way relying on a formula for purposes of determining the number of shares or OP units to be received by the contributors in the consolidation transaction. Instead, as we have previously represented to the Staff, each contributor will receive a fixed number of shares or OP units for each $10,000 of exchange value associated with the interest he or she is contributing to the Company in connection with the consolidation transaction. The reference in Section 5.3 in these agreements to the “Expiration Time” refers to the date by which investors in the existing entities were required to submit their Consent and Election Form and Irrevocable Exchange and Subscription Agreement in connection with the consolidation transaction.

15.	We note that Exhibit 10.14 refers to the Exchanging Member’s Election. Please file a form of this election with Exhibit 10.14. Also, please tell us when the elections were executed.

In response to this Comment, we have filed a form of “Consent and Election Form” as an exhibit. See Exhibit 10.21. In addition, as we have previously represented to the Staff, all of these election forms were executed by the investors prior to the initial filing of the Company’s Registration Statement.
     Furthermore, in response to the Staff's oral comment received on October 21, 2005, regarding the executive officer status of Matthew Nurkin (Vice President-Acquisitions) and Devereaux Gregg (Vice President-Development), we do not believe that Messrs. Nurkin or Gregg fall within the definition of “executive officer” as set forth in Rule 405 of the Securities Act of 1933. They serve as vice-presidents within the organization who hold subtitles (i.e., Acquisition/Development) that merely identify their primary areas of responsibility. Neither of these individuals is in charge of a principal business unit, division or function and neither performs a policy-making function for the Company. Both development and acquisition functions are supervised and managed by the Company's named executive officers, Messrs. Cogdell, Spencer and Handy. Accordingly, in light of the foregoing and in response to the Staff's request, we have revised the disclosure under the caption “Management” on page 91 to read “Executive Officers, Directors, Director Nominees and Other Significant Employees.”
     We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay L. Bernstein, Esq. and Andrew S. Epstein, Esq. 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).
Very truly yours,
/s/ Andrew S. Epstein
Andrew S. Epstein
Enclosures

October 21, 2005

cc:	Daniel Gordon
Kristina Beshears
James W. Cogdell
Frank C. Spencer
Jay L. Bernstein
Gilbert G. Menna
Eric J. Graham